Exhibit 99.1

Fuwei Films Enters Into Securities Purchase Agreement

BEIJING, January 28, 2019 — Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) ("Fuwei Films"), currently a manufacturer and distributor of high-quality BOPET plastic films in China, today announced that the Company has entered into a Securities Purchase Agreement with Gold Glory Blockchain Inc. (“Gold Glory”), a California-headquartered company focused on blockchain technology applications and digital asset services. The Agreement will result in the issuance by the Company of 9,500,000 new ordinary shares in exchange for all outstanding shares of Gold Glory.

Fuwei Films concurrently entered into a Share Transfer Agreement with Hong Kong Ruishang International Trade Co. Ltd. (“Ruishang”), the current majority owner of FFHL’s equity shares. Pursuant to this Agreement, FFHL agrees to sell, assign and deliver all shares of Fuwei Films (BVI) Co. Ltd. (“Fuwei BVI”), a subsidiary directly owned by Fuwei Films plus cash consideration of USD3 million to Ruishang, in exchange for all 1,728,126 ordinary shares of Fuwei Films owned by Ruishang, representing 52.9% of the total Fuwei Films outstanding shares. This transaction will effectively transfer the existing business of Fuwei Films to Ruishang, after which Fuwei Films will only own the shares of Gold Glory.

Mr. Zengyong Wang, Chairman and CEO of Fuwei Films, said, “We are excited to have reached agreements with Gold Glory and Ruishang, because we believe the transactions, once closed, are in the best interests of our shareholders. Our company will enter into a brand new industry with much more growth potential.”

The closing of Securities Purchase transaction is subject to the following conditions, (i) concurrent divesture of Fuwei Films current business, which is to be effected through sale of Fuwei BVI to Ruishang, pursuant to the Share Transfer Agreement (ii) approval of the transactions contemplated by the Securities Purchase Agreement and the Share Transfer Agreement by the Board and shareholders of Fuwei Films; (iii) Receipt of necessary regulatory approvals, including NASDAQ approval, and (iv) a private placement of ordinary shares by Gold Glory raising at least USD10 million.

About Gold Glory

Gold Glory (www.goldglorybc.com) is a leading edge blockchain fintech company providing research, development, application and consultancy services for enterprises developing blockchain technology based projects. Gold Glory operates a digital assets exchange called PRDAE (Pacific Rim Digital Asset Exchange), or PRDAE.PRO, which has over 150,000 registered traders. PRDAE provides registration, clearing, settlement, risk control integration and highly secure transactions.

Gold Glory also offers asset digitization services to help sponsors looking to create a cryptocurrency tied to one or more assets. The company provides a zero-cost test mechanism for smart contracts. The modular design allows configurable encryption algorithms and alternative formula modules to be combined in any combination, providing a flexible response to changes that may occur, and reducing transaction congestion as much as possible. Its technology allows processing of over 1.4 million transactions per second, which permits real time clearing, brokerage commissions and distributions.

Gold Glory’s R&D focuses on the application and promotion of blockchain technology, and the implementation of digital asset in the real estate industry. This includes the digitalization of land ownership titles and safekeeping of real estate data that is shared and transmitted on the blockchain network, while ensuring the openness, uniqueness and security of the data. With applicable Alternative Trading System permits, Gold Glory has the potential to provide real estate asset-backed digital trading and circulation services.

M&T Global Partners Ltd. is acting as the advisor to Gold Glory in these transactions.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain main importing countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Shiwei Yin
Investor Relations
Grayling
Phone: +1-646-284-9474
Email: shiwei.yin@grayling.com